EMPLOYMENT AGREEMENT


          THIS EMPLOYMENT AGREEMENT, dated as of August 28, 1998 (the "Agreement"), is made by and between KTI, INC., a New Jersey corporation (the "Company"), and MICHAEL P. KURUC, a resident of Charlotte, North Carolina (the "Employee").

          WHEREAS, the Company is a diversified processor of solid waste including, but not limited to, the recycling of paper metals, glass and plastics and owns business enterprises which utilize these recycled materials in the production of various products; and

          WHEREAS, the Company and the Employee are mutually desirous that the Company employ the Employee, and the Employee accept employment, as President of the FCR Recycling division ("FCR Recycling") of FCR, Inc., a Delaware corporation and a wholly-owned subsidiary of the Company, upon the terms and conditions hereinafter set forth.

          NOW, THEREFORE, in consideration of the foregoing and of the respective covenants and agreements of the parties herein contained, the Company and the Employee hereby agree as follows:

          1.   Duties.

          1.1 During the Agreement Term (as defined below), the Employee shall be the President of FCR Recycling (or such other and comparable titles and positions as shall be given the Employee by the Executive Committee of the Company (the "Executive Committee") and shall faithfully perform for the Company the duties of said office. The Employee shall have such corporate power and authority as are necessary to perform the duties of such office and any other office(s) that are so assigned to him. The Employee shall report directly to the Executive Committee. Without further compensation, the Employee agrees to serve as an officer or director of any subsidiary or affiliate of the Company; provided, however, if other senior executives of the Company are paid directors' fees for service as a director, the Employee shall also be entitled to such fees. The Employee shall devote substantially all of his business time and effort to the performance of his duties hereunder, shall use his best efforts to advance the best interests of the Company and shall not engage in outside business activities which materially interfere with the performance of his duties hereunder; provided, however, that nothing in this Agreement shall preclude the Employee from devoting reasonable periods required for participating in professional, educational, philanthrapolic, public interest, charitable, social or community activities; provided further, that such ventures and activities do not constitute Competitive Business (as defined below).

          1.2 The duties to be performed by the Employee hereunder shall be performed primarily in Charlotte, North Carolina, subject to reasonable travel requirements on behalf of the Company. The Company shall not relocate the Employee outside of Charlotte, North Carolina, without his prior written consent.

          2. Term. The Company hereby employs the Employee, and the Employee hereby accepts such employment, for an initial term commencing as of the date hereof and ending on the third anniversary of such date, unless sooner terminated in accordance with the provisions of Section 4 (said initial three-year term, unless sooner terminated in accordance with the provisions of Section 4, being hereinafter referred to as the "Initial Term"). The term of this Agreement shall be automatically extended for an additional year at the expiration of the Initial Term or any succeeding term, unless written notice of non-extension is provided by either party to the other party at least 120 days prior to the expiration of the Initial Term or the succeeding term, as the case may be (said Initial Term and any succeeding terms, being hereinafter referred to as the "Agreement Term").

          3.   Compensation.

          3.1 Base Salary. During the Agreement Term and subject to the next sentence of this Section 3.1, the Employee shall be compensated at the annual rate of $148,000 ("Base Salary"), payable on a monthly basis in accordance with the Company's standard payroll procedures, less such deductions or amounts as are required to be deducted or withheld by applicable laws or regulations, voluntary deductions for employee contributions to welfare benefits provided by the Company to the Employee and less such other deductions or amounts, if any, as are authorized by the Employee. On each anniversary of the date hereof, the Base Salary will be increased by an amount which will not be less than the product (if positive) of (i) the Base Salary in effect immediately prior to such anniversary and (ii) the percentage (if positive) by which the Consumer Price Index (All Items less shelter) for Urban Wage Earners and Clerical Workers, for the South Region/Population Size B, published by the United States Government for the month preceding such anniversary exceeds such index for the comparable month in the preceding year.

          3.2 Incentive Compensation. In addition to the Base Salary, the Employee shall be entitled to receive a bonus ("Bonus") consisting of (i) cash,
(ii) stock options of the Company or (iii) a combination of both cash and stock options in an amount to be determined prior to the conclusion of each fiscal year of the Company during the Agreement Term in the sole discretion of the Compensation Committee (the "Compensation Committee") of the Board of Directors of the Company (the "Board"). Any Bonus to which the Employee is entitled under this Section 3.2 shall be paid to the Employee in a manner consistent with the Company's past practice with respect to payment of bonuses and such Bonus shall be on terms and conditions at least as favorable as provided to other senior executives of the Company.

          3.3 Expenses. Upon submission of appropriate invoices or vouchers, the Company shall pay or reimburse the Employee for all reasonable expenses actually incurred or paid by him during the Agreement Term in the performance of his duties hereunder.

          3.4 Participation in Benefit Plans. The Employee shall be entitled to participate in any health benefit or other employee benefit plans available to the Company's senior executives as in effect from time to time, including, without limitation, any qualified or non-qualified pension, profit sharing and savings plans, any death and disability benefit plans, any medical, dental, health and welfare plans and any stock purchase programs, on terms and conditions at least as favorable as provided to other senior executives, to the extent that he may be eligible to do so under the applicable provisions of any such plan. Following the termination of the Employee hereunder or the expiration of any Severance Benefits (as defined in Section 4.4.1) and for the lifetime of the Employee, the Employee and his eligible dependents shall be entitled to continue participating (at the Employee's sole expense) in the Company's group medical, dental, disability and life insurance coverages, with the Employee's cost to be determined on a basis consistent with the method of determining employee payments under the health care continuation requirements of the Consolidated Omnibus Reconciliation Act of 1985 ("COBRA").

          3.5 Vacation. The Employee shall be entitled to an annual paid vacation of 20 business days per calendar year, prorated for any partial periods of a calendar year and shall be subject to the Company's standard vacation policy applicable to someone of his position and seniority. Unused vacation shall not be carried over into any subsequent year during the Agreement Term. The Company shall have no obligation to pay the Employee for any unused vacation.

          3.6 Fringe Benefits and Perquisites. The Employee shall be entitled to all fringe benefits and perquisites that are generally made available to senior executives of the Company from time to time and that are approved by the Compensation Committee.

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          4.   Termination.  The Employee's employment hereunder may be
terminated only upon the expiration of the Agreement Term of this Agreement pursuant to Section 2 above or under the following circumstances:

          4.1 Death. The Employee's employment hereunder shall terminate automatically upon his death, in which event the Company shall pay to the Employee's written designee or, if he has no written designee, to his spouse or, if he leaves no spouse and has no written designee, to his estate, (i) Severance and the Acceleration Payment (as such terms are defined in Section 4.4.1 below) immediately upon death, (ii) Severance Benefits to the Employee's eligible dependents for a one-year period from the date of death and (iii) all reasonable expenses actually incurred or paid by the Employee in the performance of his duties hereunder prior to the date of death.

          4.2 Disability. If, during the Agreement Term, the Employee has a Disability (as defined in this Section 4.2), the Company may terminate the Employee's employment hereunder, by written notice to the Employee, if the Employee has disability coverage provided by (i) the Company or any of its subsidiaries or affiliates or (ii) pursuant to the laws or regulations of any governmental entity. In the event the Company terminates the Employee for the reason specified in this Section 4.2, the Company shall pay to the Employee (i) Severance and the Acceleration Payment, (ii) Severance Benefits to the Employee for a one year period from the date of termination due to disability and (iii) all reasonable expenses actually incurred or paid by the Employee in the performance of his duties hereunder prior to the date of termination due to his disability. All benefits provided by the Company to the Employee shall terminate upon the Employee's Disability, except for those employee welfare plans which, in accordance with their terms, continue beyond the Disability of the Employee, which welfare plans shall continue for the period specified in each such welfare plan.

     For purposes of this Section 4.2, the term "Disability" shall mean the inability of the Employee to perform his duties hereunder and pursuant to the By-laws of the Company because of a physical or mental disability not caused by misconduct, which disability shall have existed for any exclusion period under a long-term disability plan maintained by the Company or any of its subsidiaries or affiliates for the benefit of the Employee, which exclusion period currently is either 90 consecutive days or any aggregate of 120 days in any 365-day period. The fact of whether or not a Disability exists shall be determined by appropriate medical experts selected by the Board. The existence of a Disability means that the Employee's mental or physical condition substantially interferes with the Employee's performance of his duties for the Company, its subsidiaries or its affiliates as specified in this Agreement and cannot be reasonably accommodated.

          4.3  Termination by the Company.

          4.3.1 The Company (i) shall have "cause" to terminate the Employee's employment hereunder upon the Employee (A) being convicted of a felony, a crime of moral turpitude or any crime involving the Company (other than pursuant to actions taken at the direction or with the approval of the Executive Committee), (B) being found by reasonable determination of the Company, made in good faith, to have engaged in (1) willful misconduct which has a material adverse effect on the Company, (2) willful or gross neglect which has a material adverse effect on the Company, (3) fraud involving the Company,
(4) misappropriation involving the Company or (5) embezzlement in the performance of his duties hereunder or (C) having breached in any material respect the terms and provisions of this Agreement and failed to cure such breach after written notice from the Company specifying such breach and after having been given a reasonable opportunity to be heard and (ii) may terminate the Employee's employment on written notice given to the Employee at any time following the occurrence of any of the events described in clauses (i)(A) and
(i)(B) above and on written notice given to the Employee. In the event the Employee's employment is terminated by the Company for "cause", the Employee shall be entitled to continue to receive Base Salary accrued but unpaid and expenses incurred but not repaid to the Employee, in each case only until the effective date of such termination.

          4.3.2 In the event the Employee's employment is terminated by the Company other than for "cause", the Employee shall be entitled to (i) Severance and the Acceleration Payment immediately upon termination and (ii) Severance Benefits for each year during the Severance Term (as such capitalized terms are defined in Section 4.4 below).

          4.4  Termination by the Employee.

          4.4.1 Definitions. For purposes of this Section 4.4, the following terms shall have the respective meanings set forth below:

          (a) "Affiliate" means, with respect to the Company, any entity directly or indirectly controlled, controlling or under common control with the Company.

          (b) "Acceleration Payment" means an amount in cash equal to the value of (i) any Base Salary accrued but unpaid prior to the date of termination
     (ii) Bonus accrued but unpaid prior to the date of termination and (iii) any vacation accrued but unused prior to the date of termination.

          (c) "Change of Control" means: (i) a person, corporation, entity or group acquires, directly or indirectly, the beneficial ownership of 40% or more of the issued and outstanding stock of the Company in a single transaction or series of transactions, (ii) the Company is a party to a merger, consolidation or similar transaction and following such transaction 40% or more of the issued and outstanding securities of said party is beneficially owned by a person, corporation, entity or group other than the Company or an Affiliate of the Company, (iii) the Company sells or transfers 40% or more of its assets to any other person or persons other than an Affiliate of the Company, (iv) the shareholders of the Company approve a plan or proposal for the liquidation or dissolution of the Company or (v) during any two-year period, individuals who comprise a majority of the Board at the beginning of such two-year period do not comprise a majority of the Board at the end of such two-year period.

          (d) "Good Reason" means: (i) the assignment to the Employee of any duties inconsistent with his status as President of the FCR Recycling or which require travel significantly more time consuming than that required at commencement of this Agreement or a material adverse alteration in the nature or status of his responsibilities from those provided herein or the transfer of a significant portion of such responsibilities to one or more other persons; (ii) the failure by the Company to pay or provide to the Employee, within 30 days of a written demand therefor, any amount of compensation or any benefit which is due, owing and payable pursuant to the terms hereof or of any applicable plan, program, arrangement or policy;
     (iii) the breach in any material respect by the Company of any of its other obligations or agreements set forth herein and the failure by the Company to cure such breach within 30 days after written notice thereof from the Employee; (iv) the occurrence of a Change of Control; or (v) a notice of non-extension of the Agreement Term given by the Company to the Employee as set forth in Section 2 hereof prior to the expiration of the Initial Term.

          (e)  "Severance" means (i)    in the event the Employee is terminated
     as described in Section 4.4.1(g)(i) below, (A) the sum of (1) the highest Base Salary that was paid to the Employee at any time prior to the termination by the Employee for Good Reason or prior to when the Employee's employment is terminated for "cause" and (2) the higher of (x) the most recent Bonus paid to the Employee prior to termination for Good Reason or prior to when the Employee's employment is terminated by the Company other than for "cause" or (y) 50% of the Employee's Base Salary immediately prior to such termination, multiplied by (B) the number of years remaining from the date of termination until the expiration of the Agreement Term (including any partial periods of any calendar year) and (ii) in the event the Employee is terminated as described in Section 4.4.1(g)(ii) below, two times the sum of (A) the highest Base Salary that was paid to the Employee at any time prior to termination by the Employee for Good Reason or prior to when the Employee's employment is terminated by the Company other than for "cause" and (B) the higher of (1) the most recent Bonus paid to the Employee prior to termination by the Employee for Good Reason or prior to when the Employee's employment is terminated by the Company other than for "cause" or (2) 50% of the Employee's Base Salary immediately prior to such termination.

          (f)  "Severance Benefits" means the benefits contemplated by Section
     3.4 of this Agreement.

          (g) "Severance Term" means (i) if Employee is terminated during the Agreement Term and not pursuant to Section 4.4.1(g)(ii) below, the time period remaining from the date Employee elects to terminate his employment for Good Reason, or the Employee's employment is terminated by the Company other than for "cause" until the expiration of the Agreement Term or (ii) if Employee is terminated during the Agreement Term in connection with, or after a Change of Control, two years from the date Employee elects to terminate his employment for Good Reason, or the Employee's employment is terminated by the Company other than for "cause".

          4.4.2 At the election of the Employee for Good Reason, the Employee may terminate his employment immediately upon written notice to the Company; provided, however, that Employee must make such election to terminate his employment for Good Reason within 90 days of the occurrence of such event that qualifies as Good Reason under Section 4.4.1(d) of this Agreement. If during the Agreement Term the Employee's employment is terminated by the Employee for Good Reason, the Employee shall be entitled to receive from the Company (i) Severance and the Acceleration Payment immediately upon termination,
(ii) Severance Benefits for each year during the Severance Term and (iii) a cash payment in an amount equal to the amount of any excise tax imposed on Employee under Section 4999 of the Internal Revenue Code of 1986, as amended ("Section 4999"), increased by the additional federal and state income taxes on such amount, such that, after payment of this additional cash payment, the Employee's Severance, Acceleration Payment and Severance Benefits after federal and state income taxes are equal to the amount that Employee would have received but for the imposition of the excise tax under Section 4999.

          4.4.3 Upon 90 days' prior written notice, the Employee may terminate his employment with the Company other than for Good Reason. If the Employee voluntarily terminates his employment with the Company other than for Good Reason, no further payment shall be due the Employee pursuant to Section 3 above (other than payments for accrued and unpaid Base Salary and expenses incurred but not repaid to the Employee, in each case prior to such termination).

          4.5 Effect of Termination on Certain Obligations. No termination of the employment of the Employee, whether voluntary or involuntary, shall terminate, affect or impair any of the obligations or rights of the parties set forth in Sections 4, 6, 7, 8 and 9 of this Agreement, all of which obligations and rights shall survive any termination of employment of the Employee hereunder.

          5. Representation and Warranty by the Employee. The Employee represents and warrants to the Company, the same being part of the essence of this Agreement that, as of the date hereof, to the knowledge of the Employee, he is not a party to any agreement, contract or understanding, and that no facts or circumstances exist which would in any way restrict or prohibit him in any material way from undertaking or performing any of his obligations under the

Agreement. The foregoing representation and warranty shall remain in effect throughout the Term.

          6. Covenant Not to Disclose Confidential Information. The Employee acknowledges that during the course of his affiliation with the Company he has or will have access to and knowledge of certain information and data which the Company considers confidential and the release of such information or data to unauthorized persons would be extremely detrimental to the Company. As a consequence, the Employee hereby agrees and acknowledges that he owes a duty to the Company not to disclose, and agrees that without the prior written consent of the Company, at any time, either during or after his employment with the Company, he will not communicate, publish or disclose, to any person anywhere or use, any Confidential Information (as hereinafter defined), except as may be necessary or appropriate to conduct his duties hereunder, provided the Employee is acting in good faith and in the best interest of the Company. The Employee will use his best efforts at all times to hold in confidence and to safeguard any Confidential Information from falling into the hands of any unauthorized person and, in particular, will not permit any Confidential Information to be read, duplicated or copied. The Employee will return to the Company all Confidential Information in the Employee's possession or under the Employee's control when the duties of the Employee no longer require the Employee's possession thereof, or whenever the Company shall so request, and in any event will promptly return all such Confidential Information if the Employee's relationship with the Company is terminated for any or no reason and will not retain any copies thereof. For purposes hereof the term "Confidential Information" shall mean any information or data used by or belonging or relating to the Company that is not known generally to the industry in which the Company is or may be engaged, including without limitation, any and all trade secrets, proprietary data and information relating to the Company's business and products, price list, customer lists, processes, procedures or standards, know-how, manuals, business strategies, records, drawings, specifications, designs, financial information, whether or not reduced to writing, or information or data which the Company advises the Employee should be treated as confidential information.

     7. Covenant Not to Compete. The Employee acknowledges that he, at the expense of the Company, has been and will be specially trained in the business of the Company, has established and will continue to establish favorable relations with the customers, clients and accounts of the Company and will have access to trade secrets of the Company. Therefore, in consideration of such training and relations and to further protect trade secrets, directly or indirectly, of the Company, the Employee agrees that during the term of his employment by the Company and for a period of three (3) years from and after the voluntary or involuntary termination of such employment for any or no reason (provided, however, it shall be for a period of two (2) years from such termination in the event such termination occurs in connection with or after a Change of Control), he will not, directly or indirectly, without the express written consent of the Company:

          (a) own or have any interest in or act as an officer, director, partner, principal, employee, agent, representative, consultant or independent contractor of, or in any way assist in, any business located in or doing business in the United States of America which is engaged, directly or indirectly, in (i) the solid waste processing business, (ii) the utilization of recyclable materials business or
     (iii) any other business the Company is engaged in or proposes to engage in on the date this Agreement is terminated (the businesses described in clauses (a)(i), (ii) and (iii) are collectively referred to as the "Competitive Businesses"); provided, however, that notwithstanding the above, the Employee may own, directly or indirectly, solely as an investment, securities of any such person which are traded on any national securities exchange or NASDAQ if the Employee (A) is not a controlling person of, or a member of a group which controls, such person and (B) does not, directly or indirectly, own 5% or more of any class of securities of such person;

          (b) solicit clients, customers (who are or were customers of the Company within the twelve (12) months prior to termination) or accounts of the Company for, on behalf of or otherwise related to any such Competitive Businesses or any products related thereto; or

          (c) solicit, employ or in any manner influence or encourage any person who is or shall be in the employ or service of the Company to leave such employ or service for any other employment opportunity.

Notwithstanding the foregoing, the terms of this covenant not to compete shall be enforceable against Employee only to the extent that during Employee's employment the Company continues to pay Employee compensation equal to the salary level set forth in Section 3 of this Agreement and after termination of Employee's employment the Company continues to pay Employee any and all termination payments and benefits as required under Section 4 of this Agreement. Furthermore, if any court determines that the covenant not to compete, or any part thereof, is unenforceable because of the duration of such provision or the geographic area or scope covered thereby, such court shall have the power to reduce the duration, area or scope of such provisions and, in its reduced form, such provision shall then be enforceable and shall be enforced.

          8. Ideas and Programs. If, during the Term, the Employee invents or develops any ideas or the like, relating to or useful in connection with the business of the Company, any subsidiary or affiliate (as described in Section 7(a) hereof) he will promptly deliver all copies of the same to the Company, such subsidiary or affiliate, as may be appropriate, assign his interest therein to the Company and execute such documents as the Company's counsel may request to convey title to the Company, such subsidiary or affiliate, as may be appropriate. Employee shall not be entitled to any additional compensation for carrying out his obligations under this Section 8.

          9. Specific Performance. Recognizing that irreparable damage will result to the Company in the event of the breach or threatened breach of any of the foregoing covenants and assurances by the Employee contained in Sections 5 or 6 hereof, and that the Company's remedies at law for any such breach or threatened breach will be inadequate, the Company and its successors and assigns, in addition to such other remedies which may be available to them, shall be entitled to an injunction, including a mandatory injunction, to be issued by any court of competent jurisdiction ordering compliance with this Agreement or enjoining and restraining the Employee, and each and every person, firm or company acting in concert or participation with him, from the continuation of such breach and, in addition thereto, he shall pay to the Company all ascertainable damages, including costs and reasonable attorneys' fees sustained by the Company by reason of the breach or threatened breach of said covenants and assurances.

          10. Potential Unenforceability of Any Provision. The Employee acknowledges and agrees that he has had an opportunity to seek advice of counsel in connection with this Agreement. If a final judicial determination is made that any provision of this Agreement is an unenforceable restriction against the Employee, the provisions hereof shall be rendered void only to the extent that such judicial determination finds such provisions unenforceable, and such unenforceable provisions shall automatically be reconstituted and become a part of this Agreement, effective as of the date first written above, to the maximum extent in favor of the Company that is lawfully enforceable. A judicial determination that any provision of this Agreement is unenforceable shall in no instance render the entire Agreement unenforceable, but rather the Agreement will continue in full force and effect absent any unenforceable provision to the maximum extent permitted by law.

          11. Indemnification. To the fullest extent permitted or required by the laws of the State of New Jersey, the Company shall indemnify and hold harmless (including the advance payment of expenses) the Employee, in accordance with the terms of such laws, if the Employee is made a party, or threatened to be made a party, to any threatened, pending, or contemplated suit or proceeding (whether civil, criminal, administrative or investigative) by reason of the fact that the Employee is or was an officer or director of the Company or any subsidiary or affiliate of the Company, against expenses (including reasonable attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with any such action, suit or proceeding. The Company's obligations under this paragraph will survive the termination of this Agreement for any reason whatsoever.

          12. WAIVER OF JURY TRIAL AND AGREEMENT TO ARBITRATE. THE EMPLOYEE AND THE COMPANY HEREBY WAIVE THE RIGHT TO A TRIAL, INCLUDING A TRIAL BY JURY, AND AGREE TO ARBITRATE ANY DISPUTE THAT MAY ARISE UNDER THIS AGREEMENT. This agreement to arbitrate is subject to the following terms:

     (a) Submission to Arbitration: The parties agree to submit any disputes or claims between or among them relating in any manner to this Agreement or the Employee's employment by the Company (a "Dispute") to resolution by arbitration (the "Arbitration").

     (b) Applicable Procedures: Except as otherwise provided herein, the National Rules for the Resolution of Employment Disputes of the American Arbitration Association, as revised and amended as of the date one party informs the other in writing that a dispute exists shall apply to this Arbitration (the "Rules").

     (c) Additional Rules: In addition to any other remedies available at law or in equity, the Company shall have the following rights and remedies, each of which shall be independent of the other, and shall be severally enforceable, and all of which shall be in addition to, and not in lieu of, any other rights and remedies available to the Company at law or in equity:

          (i) the right and remedy to have the provisions of Section 12 of this Agreement specifically enforced, it being acknowledged by Employee that any such breach or threatened breach will or may cause irreparable injury to the Company and that money damages will or may not provide an adequate remedy to the Company; and

          (ii) the right and remedy to require Employee to account for and pay over to the Company all compensation, profits, monies, increments, things of value or other benefits, derived or received by Employee as the result of any act or transaction constituting a breach of any of the provisions of Section 12 of this Agreement, and Employee hereby agrees to account for and pay over all such compensation, profits, monies, increments, things of value or other benefits to the Company.

     (d) Single Arbitrator: The Arbitration shall proceed before a single arbitrator to be selected by mutual written Agreement of the parties. If the parties are unable to agree upon the single arbitrator, the provisions of the Rules shall govern the selection of that arbitrator.

     (e) Venue: The Arbitration hearing shall take place in Charlotte, North Carolina or in such other location as the parties may otherwise agree upon.

     (f) Discovery and Hearing: The parties shall have ninety (90) days from service of a demand to conduct and complete discovery. In the event that the parties cannot agree on the scope and means of discovery, the Arbitrator shall resolve any discovery issues. The parties desire to exchange information in the least expensive and most cost efficient method possible which assures that the information exchanged between them is true, accurate and complete. Any discovery disputes shall be resolved by the Arbitrator.

     (g) Continued Performance: During the pendency of the Arbitration, the parties shall continue to perform their obligations, if any, under this Agreement.

     (h) Confidentiality: The parties anticipate that during the course of the Arbitration, they will disclose to one another and to the Arbitrator (the "Recipients") certain of their confidential or proprietary information, including, without limitation, research, memoranda, reports, photographs, correspondence and other data (hereinafter "Information"). The Information produced or made available will remain the property of the producing party and all copies of such Information shall be returned to the party that produced it upon request. Recipients will hold in confidence and protect the Information and prevent unauthorized use, dissemination or publication of any of the Information to any third party. Recipients will use the Information only for the purpose of resolving the Dispute in the Arbitration, The Recipients will resist the disclosure of any Information in connection with such subpoena or other process by all legal means, unless disclosure is authorized by the producing party in writing, If any Recipient receives legal process seeking Information, that Recipient shall give prompt written notice to the party producing the Information. This Arbitration Agreement shall be signed by the Arbitrator noting his/her agreement to be bound by the terms of this sub-paragraph. The obligations under this subparagraph are in addition to any other confidentiality provisions contained in this Agreement or which arise under common law and statute, and shall in no manner decrease the Employee's obligation with respect to the protection of the Company's Information, confidences and trade secrets.

     (i) Other Arbitration Administration Services: In the event that the American Arbitration Association declines to provide the administrative services necessary to administer the Arbitration for any reason, the provision of this Agreement relating to the Arbitration shall remain in full force and effect and the parties shall contract with an alternative source of administrative services with costs and expenses to be borne as otherwise provided herein.

     (j) Res Judicata: The decision of the Arbitrator shall be final and binding as between the parties. Any claim or Dispute which is the subject of the Arbitration shall be res judicata between the parties.

          13. Notice. Any notice or other communication hereunder shall be in writing and shall be mailed or delivered to the respective parties hereto as follows:

          (a)  If to the Company:

                    KTI, Inc.
                    7000 Boulevard East
                    Guttenberg, New Jersey  07093
                    Attention:  Robert Wetzel, Esq.

          (b)  If to the Employee:

                    Michael P. Kuruc
                    c/o FCR, Inc.
                    809 West Hill Street
                    Charlotte, North Carolina 28208

The addresses of either party hereto above may be changed by written notice to the other party.

          14. Amendment; Waiver. This Agreement may be amended, modified, superseded, cancelled, renewed or extended and the terms of covenants hereof may be waived, only by a written instrument executed by the party against whom such modification or waiver is sought to be enforced. The failure of either party at any time or times to require performance of any provision hereof shall in no manner affect the right at a later time to enforce the same. No waiver by either party of the breach of any term or covenant contained in this Agreement, whether by conduct or otherwise, in any one or more instances, shall be deemed to be, or construed as, a further or continuing waiver of any such breach, or a waiver of the breach of any other term or covenant contained in this Agreement.

          15. Benefit and Binding Effect. This Agreement shall inure to the benefit of and be binding upon the successors and assigns of the Company, but shall be personal to and not assignable by the Employee. The obligations of the Company hereunder are personal to the Employee or where applicable to his spouse or estate, and shall be continued only so long as the Employee shall be personally discharging his duties hereunder. The Company may assign its rights, together with its obligations, to any corporation which is a direct or indirect wholly-owned subsidiary of the Company; provided, however, that the Company shall not be released from its obligations hereunder without the prior written consent of the Employee, which consent shall not be unreasonably withheld.

          16. GOVERNING LAW. THIS AGREEMENT SHALL BE GOVERNED BY THE LAWS OF THE STATE OF NEW JERSEY REGARDLESS OF THE LAWS THAT MIGHT BE APPLICABLE UNDER PRINCIPLES OF CONFLICTS OF LAW. THE PARTIES WAIVE THE RIGHT TO A JURY OR AN ADVISORY JURY IN ANY PROCEEDING AT LAW OR IN EQUITY ARISING OUT OF OR RELATING TO THIS AGREEMENT. THIS WAIVER IS EQUALLY APPLICABLE TO CLAIMS ARISING OUT OF BOTH FEDERAL OR STATE LAW.

          17. Counterparts. This Agreement may be executed by the parties hereto in separate counterparts, each of which when so executed and delivered shall be an original but all such counterparts together shall constitute one and the same instrument. Each counterpart may consist of two copies hereof each signed by one of the parties hereto.

          18. Headings. The headings in this Agreement are for reference only and shall not affect the interpretation of this Agreement.

          19. Entire Agreement. This Agreement constitutes the entire understanding between the parties with respect to the subject matter hereof, superseding all negotiations, prior discussions and preliminary agreements. No subsequent modification may be made to this Agreement except by signed writing of the parties.






     IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first set forth above.



Witness:________________________   /s/ Michael P. Kuruc    (SEAL)
                                        Michael P. Kuruc


                              KTI, INC.


                              By: /s/ Robert E. Wetzel
                                  Name:  Robert E. Wetzel

                                  Title: Senior Vice President





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